Filed by The South Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The South Financial Group, Inc.
(Commission File No. 0-15083)

The following communications were disseminated today by The South Financial Group, Inc. and are filed herewith pursuant to Rule 425 under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements about TSFG and the proposed transaction between the The South Financial Group, Inc. (TSFG) and The Toronto-Dominion Bank (TD). There are several factors – many beyond TSFG’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of TSFG’s shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.  For a discussion of factors that may cause actual results to differ from expectations, refer to TSFG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and Annual Report on Form 10-K for the year ended December 31, 2009, including information incorporated into TSFG’s 10-K from its 2009 annual report, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to TSFG shareholders for their consideration. TD will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of TSFG that also constitutes a prospectus of TD.  TSFG will mail the proxy statement-prospectus to its shareholders.  You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting TSFG, as follows:  Investor Relations, Attn: Brian Wildrick, 104 South Main Street, Poinsett Plaza - 6th Floor, Greenville, SC  29601.

TSFG shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information.

The South Financial Group, Inc., The Toronto-Dominion Bank, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about TSFG’s directors and executive officers and their ownership of TSFG common stock is contained in the definitive proxy statement for TSFG’s 2009 annual meeting of shareholders, as filed by TSFG with the SEC on Schedule 14A on April 7, 2010.  Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 3, 2009 and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from TSFG shareholders.

The South Financial Group Agrees to

Merger with TD Bank Financial Group

What is the deal that is being announced?

TD Bank Financial Group’s plan is to acquire Carolina First and Mercantile Bank by the purchase of The South Financial Group, Inc. (TSFG).

Following the completion of the acquisition, which is subject to regulatory and TSFG shareholder approval, Carolina First and Mercantile Bank will become part of TD Bank, America’s Most Convenient Bank®.  TD Bank is committed to delivering legendary service and unparalleled convenience to Customers.  And with TD Bank Financial Group’s proposed acquisition of Carolina First and Mercantile Bank, we can continue to grow and expand on that commitment to South Carolina, North Carolina and Florida.

Who is TD Bank, America’s Most Convenient Bank?

TD Bank is one of the 15  largest banks in the U.S., with more than 6.5 million Customers, $152 billion in assets1, $81 billion in deposits1, more than 23,000 Employees and over 1,100 retail locations and 2,660 ATMs from Maine to Florida.  Providing Customers with unparalleled convenience and legendary service is central to their brand promise – and what TD Bank is all about.

TD Bank is part of TD Bank Financial Group, a top10 bank in North America, and one of the strongest financial institutions in the world.  TD Bank Financial Group is one of the few banks rated Aaa by Moody's2 and also one of the few banks in the world to avoid losses due to the U.S. sub-prime mortgage market.  TD Bank Financial Group was recently ranked one of the safest banks in North America by Global Finance Magazine.  As a Customer, you can feel safe and secure in your banking.

Why is TSFG being acquired by TD Bank Financial Group?

This opportunity allows TD Bank, America’s Most Convenient Bank to continue to grow and Build The Better Bank from Maine to Florida.  TSFG and TD Bank share a relationship bank operating philosophy: straightforward banking services delivered by a team of knowledgeable professionals in a personal, service-oriented manner.  TSFG’s board and management have conducted a broad and extensive process over the last six months to seek the best outcome for our shareholders, as well as for our customers, employees and the communities we serve.  TD Bank is a strongly capitalized financial institution with a prudent approach to risk management.

It is committed to maintaining TSFG’s tradition of customer service and community involvement.  TD Bank Financial Group’s Aaa-rated financial strength will help the combined company position itself for future success and long-term growth.

Will Carolina First and Mercantile Bank merge with TD Bank?

Yes, subject to regulatory and TSFG shareholder approvals. For now, it is business as usual for all Customers and Employees of Carolina First and Mercantile Bank. Customers can continue to bank as they always have, with the same friendly and helpful staff.

How will this announcement affect Carolina First and Mercantile Employees?

We will work with Employees to ensure they are notified of any changes in a timely manner after closing.  All transition plans will be pending regulatory and shareholder approval of the transaction.  As always, we are committed to treating all Employees fairly and equitably during this process.

How does being a part of TD Bank benefit Customers?

At TD Bank, America’s Most Convenient Bank, Customers can expect to receive unparalleled convenience, legendary service and outstanding choices to meet their financial needs.  If the acquisition is approved, and as we transition to TD Bank, Customers can look forward to an expanded range of products and services through TD Bank as well as through TD Securities and TD Insurance.

Customers will also enjoy the convenience of banking in their neighborhood, with longer hours, legendary service and hassle-free banking.  Additionally, Customers will have access to over 1,100 stores from Florida to Maine, Online Banking, 24/7 live Customer Service by phone, automated telephone banking and over 5,300 ATMs across the U.S. and Canada. Customers can bank anywhere, anytime.

How will TD Bank support our communities?

TD Bank is committed to building stronger communities.  We believe being part of a community carries with it a responsibility, especially during a time when charitable organizations and members of our communities need us most.

The TD Charitable Foundation has donated more than $58.2 million to charitable organizations in the United States since its inception in 2002, and $13.9 million in 2009 alone. In 2009, an additional $6.8 million was provided through community sponsorships and $715 thousand through Employee contributions – a total of $20.5 million to help improve the quality of life for the people in our communities.3

What do I do if I am a current shareholder of TSFG?

At this point, TSFG shareholders are not being asked to do anything. However, in the near future the proposed merger will be submitted to TSFG’s shareholders for their consideration via a proxy statement-prospectus.

Shareholders are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information.

When do you expect to complete the acquisition?

We currently expect to complete the acquisition transaction in late 2010, pending the approvals of TSFG shareholders and the necessary regulatory approvals. We promise to keep you updated on the status of the acquisition and any other news we feel is important to you.

I received an email that looked like it was from the bank [TD Bank, TD Bank Financial Group, Carolina First and Mercantile Bank] which asked me to provide account information. Is this real?

No. TD Bank, TD Bank Financial Group, Carolina First and Mercantile Bank will not send you any email to ask or call you to ask for personal or account information at any time. Do not follow any links in these emails or provide any personal or account information to anyone.

1  Total assets, deposits and loans for U.S. Personal and Commercial Banking business segment of The Toronto-Dominion Bank. For the purpose of this document, Total Assets were shown in U.S. dollars based on an exchange rate of 1.069 as at January 31, 2010. Total Deposits and Total Loans reported are averages for the first quarter ended January 31, 2010. Total Loans include personal and business loans, but do not include debt securities classified as loans. Total Deposits include personal and business deposits. The average deposits amount excludes the impact related to the money market deposit account (MMDA) agreement with TD AMERITRADE.

2  The long term debt (deposits) of The Toronto-Dominion Bank, the parent company of the TD Bank, N.A., was as of March 4, 2010, rated Aaa by Moody’s Investor Services. For detailed credit ratings for The Toronto-Dominion Bank and TD Bank, N.A., visit http://www.td.com/investor/credit.jsp

3  Contributions provided through the TD Charitable Foundation, the charitable giving arm of TD Bank, N.A.

[Via Email]

Team Members,

This morning, we’ve announced an agreement to merge our Company with TD Bank Financial Group.  Under the agreement, TD will acquire all of TSFG and our businesses, and Carolina First and Mercantile will become part of TD Bank, America’s Most Convenient Bank®.

Over the last six months, our board and management conducted a broad and extensive process to seek the best outcome for our shareholders, as well as for our customers, employees and the communities which we serve.  With this merger, we will become part of an organization with a passion for exceptional customer service and a belief in straight-forward relationship banking services delivered locally.  TD Bank is a strongly-capitalized financial institution with a prudent approach to risk management.  It is committed to maintaining our tradition of customer service and community involvement.  TD’s Aaa-rated financial strength will help the combined company position itself for future success and long-term growth.

Much more than just stabilizing our current franchise, this provides a platform for expansion.  The addition of our Company marks TD Bank’s entry into the Carolinas and bolsters its Florida franchise.  Our Carolina First and Mercantile operations will become an integral part of TD Bank’s strategic expansion as they build out their “Maine to Florida” franchise in the United States.

I understand that you will have lots of questions about our merger with TD Bank.  Attached to this e-mail is the press release we issued this morning, a Q&A document for you and your customers, and a fact sheet on TD Bank.  Also, I would like for you to join me for an all-employee conference call this afternoon (5/17) at 4:30 p.m. to discuss the merger, including your questions.  To participate, please call the dial-in information below. We ask that you gather together and use one line where possible. There will be time for Q&A at the end of the call.

Dial-In Number:     [Redacted]

Participant Code:    [Redacted]

Thank you,

Lynn

[Via Email]

May 17, 2010

To:                   All Employees, The South Financial Group, Inc.

From:               Bharat Masrani, President and CEO
            TD Bank, America’s Most Convenient Bank

Subject:           Joining Forces

I want to take this opportunity to say we look forward to welcoming all of you to the TD Bank Team! While this transaction is pending regulatory and shareholder approval, we are very excited to be joining forces with The South Financial Group, Inc.

About TD Bank

TD Bank, America’s Most Convenient Bank ®, is one of the 15 largest banks in the United States with more than 1,100 locations from Maine to Florida. As a member of TD Bank Financial Group, a top 10 financial services company in North America and one of the few triple-A rated banks on the New York Stock Exchange, we have the strength and stability to continue to invest in our growth.

At TD Bank, America’s Most Convenient Bank, we are known for providing our customers with legendary service and unparalleled convenience, and we have a strong commitment to the communities in which we operate. We know that you share this dedication to customers and communities, and we look forward to working with you to continue to deliver outstanding service together.

Next Steps

As you know, this transaction will require shareholder and regulatory approvals before we move forward. Subject to those approvals, we anticipate the transaction will close in TD’s third fiscal quarter (May-July), and that South Financial locations will continue to operate separately under the South Financial brands until Spring 2011, when we plan to convert them to TD Bank, America’s Most Convenient Bank.

For the time being, there will be few changes for employees and customers of South Financial, and you should continue to serve your customers as usual. Over the next few days and weeks, you can expect to see some local advertising to introduce your customers to TD Bank.

We are pleased to be joining an extremely strong leadership team at South Financial. I look forward to working closely with Lynn Harton to plan the next steps for the transition. Following the completion of the transaction, Lynn will become a member of my management team, reporting directly to me.

I truly appreciate your commitment to supporting your customers and colleagues during this time of change and look forward to a great future together.

Bharat

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.  Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties.  Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.  Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40−F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10−K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration.  Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina  29601, 1-888-592-3001.

The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010.  Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.